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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - August 2011

● ●	August saw the most serious volatility and broad-based risk aversion since the height of financial crisis Although US managed to push through the debt ceiling increase, S&P chose to downgrade its credit rating	AUD	-2.6%
RBA minutes for the last meeting made the case for a rate hike, but as the global risk environment deteriorated it became clear the minutes had been overtaken by circumstances and expectations shifted from a rate hike to the possibility of a rate cut

●	V10 switched position 4 times in August realizing a loss of 3.45% during the month	NZD	-2.9%	The NZD largely tracked general risk appetite this month as AUDNZD ended the month flat
Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index). The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

		NOK	0.2%	Despite an unfavourable risk environment, the NOK performed well in August and outperformed other risk currencies
		CHF	-2.5%
Risk aversion attributed to concerns over the European banking sector led to a wave of early selling in EURCHF. The cross almost touched parity, leading to the SNB to launch massive countermeasures in money-markets to bring down the ‘massively overvalued’ franc

		JPY	0.1%	The Japanese authorities intervened as USDJPY started to slide towards 75 – in what was probably the largest single-day intervention by an individual central bank on record
		USD	NA
After much wrangling, Congress passed a resolution which would allow the US to raise the debt ceiling by $2.5tln in two stages. On August 5th, after US markets had closed, Standard & Poor announced that the US’ credit rating would be downgraded from AAA to AA+

		* All performance against USD

Performance Influencing Factors
August saw the most serious volatility and broad-based risk aversion since the height of the financial crisis in 2008. Although the US managed to push through the debt ceiling increase at the 11th hour, S&P ultimately chose to downgrade the US’ credit rating from AAA to AA+. This was the catalyst for a few weeks of extreme turbulence, though sovereign woes swiftly gave way to fears of a major slowdown in global growth after a raft of soft data prints. Equity markets suffered major declines, wiping out all of this year’s gains at one stage but managed to end the month on a more positive note. The dollar was unsurprisingly bid against most currencies on the month due to risk aversion. The turbulence resulted in unsurprising price action in several currencies, which prompted central banks and authorities to act and prevent excessive strength. The Japanese authorities intervened as USDJPY started to slide towards 75 – in what was probably the largest single-day intervention by an individual central bank on record. The real story was in Swiss franc. Risk aversion attributed to concerns over the European banking sector led to a wave of early selling in EURCHF. The cross almost touched parity, leading to the SNB to launch massive countermeasures in money-markets to bring down the ‘massively overvalued’ franc.
Source: UBS Research
Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

V10 Index Behaviour
The strategy changed its position four times in the month. Strategy was short carry from 3rd August to 16th August and 20th August to 29th August and ended the month with a long carry position. V10 registered a loss of 3.45% by month end. Meanwhile, S&P total return for the month was -5.43%. The performance of the index since inception on 06 May 2009 has been -3.77%.

Graph 1: V10 and S&P 500 performance in August 2011

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

31 July - 2 Aug	Long: AUD, NZD, NOK Short: CHF, JPY, USD
3 Aug - 16 Aug	Long: CHF, JPY, USD Short: AUD, NZD, NOK
17 Aug - 19 Aug	Long: AUD, NZD, NOK Short: CHF, JPY, USD
20 Aug - 29 Aug	Long: CHF, JPY, USD Short: AUD, NZD, NOK
30 Aug - 31 Aug	Long: AUD, NZD, NOK Short: CHF, JPY, USD

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Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 August 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%					-8.2%

Source: UBS Investment Bank.

Index performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in August 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Jun-11	Jul-11	Aug-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.19	8.91	8.55	-14.5%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.99	8.72	8.37	-16.3%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.14	8.87	8.50	-15.0%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.04	8.78	8.41	-15.9%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	8.97	8.72	8.36	-16.4%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.68	8.44	8.09	-19.1%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	8.84	8.60	8.24	-17.6%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.72	9.45	9.05	-9.5%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	9.65	9.38	8.97	-12.5%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.61	9.36	8.96	-12.6%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.36	9.13	8.74	-14.9%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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